SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                SCHEDULE 13E-4

                          Issuer Tender offer Statement
                      (Pursuant to Section 13(e)(1) of the
                        Securities Exchange Act of 1934)


                               JUNIPER GROUP, INC.
                                (Name of Issuer)

                               JUNIPER GROUP, INC.
                      (Name of Person(s) Filing Statement)


              12% Non-Voting Convertible Redeemable Preferred Stock
                         (Title of Class of Securities)


        12% Non-Voting Convertible Redeemable Preferred Stock - 481905305
                      (CUSIP Number of Class of Securities)


                              Vlado P. Hreljanovic,
                                   President,
                               Juniper Group, Inc.
                               111 Great Neck Road
                           Great Neck, New York 11021
                                 (516) 829-4670
           (Name, Address and Telephone Number of Person Authorized to
         Receive Notices and Communications on Behalf of the Person(s))
                                Filing Statement

                                 With copies to:

                                Jack Becker, Esq.
                             Snow Becker Krauss P.C.
                                605 Third Avenue
                              New York, N.Y. 10158
                                 (212) 687-3860


                                  March 2, 1999
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            Calculation of Filing Fee
-------------------------------------------------------------------------------

Transaction Valuation                                    Amount of Filing Fee
         $1,370,238, based upon price                         $272.14
         of Common Stock on February 25, 1999

____ Checkbox if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of the filing.

Amount previously paid:

Filing Party:

Form or Registration No.:

Date Filed:

Introduction

          This statement relates to an offer by Juniper Group, Inc., a Nevada corporation (the "Issuer" or the "Company") to exchange of the 233,900 shares of the Company's outstanding 12% Non-Voting Convertible Redeemable Preferred Stock (the "12% Preferred") for 475,777 shares of the Company's Common Stock. The election period for the holders of the 12% Preferred expires April 16, 1999. The 12% Preferred that are the subject of this tender offer constitutes all of the 12% Preferred that is issued and outstanding. The exchange will be computed as follows: each holder will be issued the number of shares that he would be entitled to upon conversion under the Company's existing Certificate of Incorporation, or an aggregate of 9,356 share of Common Stock if all of the holders of the 12% Preferred tender all of their shares. In addition, each holder will be issued an amount of shares of Common Stock equal to the result of dividing (a) the accrued interest on the 12% Preferred share, by (b) $0.9688, the closing price for the Company's Common Stock on December 31, 1998. The 12% Preferred presently entitle the holder to purchase 0.04 shares of Common Stock, par value $.001, of the Company, and accrued interest, before conversion, of 12% per annum, payable, when declared by the Board of Directors, in cash or stock at the Company's option, per share of 12% Preferred. This tender is conditioned upon the tender of at least 60% of the outstanding shares of the 12% Preferred or it will be withdrawn. Shares tendered during the election period will be held in escrow until the minimum condition is reached. Any shareholders not tendering their 12% Preferred will continue to have the rights set forth in the Company=s Certificate of Incorporation.

ITEM 1. Security and Issuer.

(a) The Name of the Company is Juniper Group, Inc. The address of its principal executive office is 111 Great Neck Road, Suite 604, Great Neck, New York 11021.

(b) The securities being sought are any and all of the Company=s 12% Non-Voting Convertible Redeemable Preferred Stockwhich are outstanding on February 23, 1999 (the "Record Date"). There are 233,900 12% Preferred presently outstanding. No officer, director or affiliate of the Company own any 12% Preferred.

(c) The 12% Preferred are traded on the Over-the-Counter Bulletin Board of the Nasdaq. Its high and low bids for the last two years are:

                                                        High Bid        Low Bid

1997
First Quarter (January 1, 1997 to March 31, 1997)      $0.4375           0.4375
Second Quarter (April 1, 1997 to June 30, 1997)         0.4375           0.375
Third Quarter (July 1, 1997 to September 30, 1997 )     0.6875           0.625
Fourth Quarter (October 1, 1997 to December 31, 1997)   0.75             0.125

1998
First Quarter (January 1, 1998 to March 31, 1998)       0.50             0.50
Second Quarter (April 1, 1998 to June 30, 1998)         0.875            0.25
Third Quarter (July 1, 1998 to September 30, 1998)      1.25             0.375
Fourth Quarter (October 1, 1998 to December 31, 1998)   0.625            0.5625

(d) Not applicable; the Issuer is filing this statement.

ITEM 2.  Source and Amount of Funds or Other Consideration.

                      (a)     Not applicable.
                      (b)     Not applicable.

ITEM 3. Purpose of the Tender Offer and Plans or Proposals of the Issuer or Affiliate.

     The purpose of this tender offer is to retire the 12% Preferred and to pay the holders thereof the 12% accrued interest thereon. The Company has been unable to declare any dividends because of its financial performance. Except as described herein, there are no present plans or proposals which relate to or would result in:

(a) The acquisition by any person, other than the Company, of additional securities of the Company, or the disposition of such securities by any such person;

(b) Any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) Any sale or transfer of a material amount of the assets of the Company or of any of its subsidiaries;

(d)  Any change in the present Board of Directors or management of the Company;

(e) Any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company;

(f)  Any material change in the Company's corporate structure or business;

(g) Any changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) The delisting of any class of security of the Company from any national securities exchange, or the cessation of quotations of any such class of securities in any inter-dealer quotation system.

(i) Any class of equity security of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

(j)  The  suspension  of the Company's  obligation  to file reports  pursuant to
     Section 15(d) of the Exchange Act.

ITEM 4. Interest in Securities of the Issuer.

     Neither the Company nor, to the best knowledge of the Company, any of the executive officers or directors of the Company or any associate of any of the foregoing, has engaged in any transactions involving the 12% Preferred during the 40 business days prior to the date hereof.

ITEM 5. Contracts, Arrangements, Understandings or Relationships With Respect to the Issuer's Securities.

     The   Company   has   no   contracts,   arrangements,   understandings   or
relationships, relating, directly or indirectly, to the subject of this tender offer.

ITEM 6.  Persons Retained, Employed or to be Compensated.

     No person or classes of persons have been  employed,  retained or are to be
compensated  by  the  Company  to  make   solicitations  or  recommendations  in
connection with this offer.

ITEM 7. Financial Information

     (a)(1) and (2) Incorporated by reference are the financial statements which are included in the Company's Annual Report on Form 10-K for the fiscal year ending December 31, 1997, and the Quarterly Reports of Form 10-Q for the periods ending March 31, 1998, June 30, 1998 and September 30, 1998.

     (a)(3) Computation of Ratio of Earnings to Fixed Charges

     The Company has had no earnings for the last two fiscal years so no computation is possible.

     (a)(4) The book value per share as of the most recent fiscal year end, December 31, 1997, was $2.89, after adjustment for the 50 to 1 reverse stock split of May 19, 1998, and as of September 30, 1998 the book value per share was $1.30.

(b) Incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ending December 31, 1997, and the Quarterly Reports of Form 10-Q for the periods ending March 31, 1998, June 30, 1998 and September 30, 1998.

ITEM 8. Additional Information

(a) There are no present or proposed contracts, arrangements, understandings or relationships between the Company and its executive officers, directors or affiliates relating, directly or indirectly, to this tender offer.

(b) There are no applicable regulatory requirements or approvals needed for this offer.

(c)  The margin requirements of Section 7 are inapplicable.

(d)  None.

(e)  None.

ITEM 9. Material to be Filed as Exhibits.

(a) Form of transmittal letter, dated March 1, 1999, is attached hereto as an exhibit.

(b)  None.

(c)  None.

(d)  None.

(e)  None.

(f)  None.

                              SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:        March 2, 1999


                           JUNIPER GROUP, INC.



                           By: /s/Vlado P. Hreljanovic
                               -----------------------
                               Vlado P. Hreljanovic
                               President